UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Demandware, Inc.

(Name of Subject Company (Issuer))

Dynasty Acquisition Corp.

(Name of Filing Persons (Offerors))

a wholly owned subsidiary of

salesforce.com, inc.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

24802Y105

(CUSIP Number of Class of Securities)

Burke F. Norton, Esq.

Chief Legal Officer &

Chief of Corporate and Government Affairs

salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, California 94105

(415) 901-7000

(Name, Address and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copies to:

Steve L. Camahort, Esq.

Michael S. Dorf, Esq.

Shearman & Sterling LLP

535 Mission Street, 25th Floor

San Francisco, CA 94105

(415) 616-1100

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing on Schedule TO consists of the following communications relating to the planned tender offer by Dynasty Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), to purchase all outstanding shares of Common Stock, par value $0.01 per share, of Demandware, Inc., a Delaware corporation (“Demandware”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of May 31, 2016, by and among Salesforce, the Purchaser and Demandware:

(a)	Frequently Asked Questions;

(b)	Email to Salesforce employees from Marc Benioff, Salesforce’s Chairman of the Board and Chief Executive Officer and Alex Dayon, President and Chief Product Officer at Salesforce;

(c)	Email to Demandware employees from Marc Benioff, Salesforce’s Chairman of the Board and Chief Executive Officer and Alex Dayon, President and Chief Product Officer at Salesforce; and

(d)	Blog post by Alex Dayon, President and Chief Product Officer at Salesforce, with public FAQ.

These communications were first used or made available on June 1, 2016.

The tender offer has not yet commenced. This filing on Schedule TO is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. At the time the tender offer is commenced, Salesforce will file with the Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO and Demandware will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Demandware stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents that have yet to be filed) and the Solicitation/Recommendation Statement because they will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender documents, Salesforce and Demandware file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the parties at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The parties’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Frequently Asked Questions

99.2	Email to Salesforce employees from Marc Benioff, Salesforce’s Chairman of the Board and Chief Executive Officer and Alex Dayon, President and Chief Product Officer at Salesforce

99.3	Email to Demandware employees from Marc Benioff, Salesforce’s Chairman of the Board and Chief Executive Officer and Alex Dayon, President and Chief Product Officer at Salesforce

99.4	Blog post by Alex Dayon, President and Chief Product Officer at Salesforce, with public FAQ

3